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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Nextel Partners, Inc.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
65333F107
(CUSIP Number)
December 31, 2001

(Date of event which requires filing of this statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.

Page 1 of 7 pages

CUSIP No. 65333F107	Schedule 13G	Page 2 of 7 Pages

(1)	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Motorola, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5)	SOLE VOTING POWER
13,076,376

		(6)	SHARED VOTING POWER
0 (See Item 4)

		(7)	SOLE DISPOSITIVE POWER
13,076,376

		(8)	SHARED DISPOSITIVE POWER
0 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,076,376 (See Item 4)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
/ /

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.9% (See Item 2 and Item 4)

(12)	TYPE OF REPORTING PERSON
CO

CUSIP No. 65333F107	Schedule 13G	Page 3 of 7 Pages

Item 1.

(a)	Name of Issuer: Nextel Partners, Inc. ("NPI")
(b)	Address of Issuer's Principal Executive Offices:	4500 Carillon Point Kirkland, WA 98033

Item 2(a), Item 2(b) and Item 2(c). Name of Person Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is filed on behalf of Motorola, Inc., (the "Reporting Person"), a Delaware corporation, whose principal business office is 1303 Algonquin Road, Schaumburg, Il 60196.

Pursuant to Rule 13d-5(b)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Person, along with certain individuals and corporations (the "Non-Reporting Persons") identified below, may be deemed, as a group, to have beneficial ownership of certain shares of the Class A Common Stock of NPI (the "Class A Common Stock") as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Amended and Restated Shareholders' Agreement, dated February 18, 2000, by and among NPI and the shareholders listed therein, as amended, effective February 22, 2000 (the "Shareholders Agreement"). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act.
Non-Reporting Persons:
The following Non-Reporting Persons (No. 1-13) are referred to herein as the "DLJ Entities."
1.	DLJ Merchant Banking Ptr. II LP Delaware limited partnership)
2.	DLJ Merchant Banking Ptr. II-A LP (Delaware limited partnership)
3.	DLJ Offshore Partners II, CV (Netherlands Antilles limited partnership)
4.	DLJ Diversified Partners, LP (Delaware limited partnership)
5.	DLJ Diversified Partners-A, LP (Delaware limited partnership)
6.	DLJ EAB Partners, LP (Delaware limited partnership)
7.	DLJ ESC II, LP (Delaware limited partnership)
8.	DLJ First ESC, LP (Delaware limited partnership)
9.	DLJ Millenium Partners, LP (Delaware limited partnership)
10.	DLJ Millenium Partners-A, LP (Delaware limited partnership)
11.	DLJMB Funding II, Inc. (Delaware corporation)
12.	UK Investment Plan 1997 Partners (Delaware limited partnership)
13.	Credit Suisse First Boston (Swiss Bank)
c/o DLJ Merchant Banking II, Inc. 277 Park Avenue New York,NY 10172

CUSIP No. 65333F107	Schedule 13G	Page 4 of 7 Pages
The following Non-Reporting Persons (No. 14 - 23) are referred to herein as the "Non-DLJ Entities."
	14.	Madison Dearborn Capital Ptrs II, LP (Delaware limited partnership)
3 First National Plaza Suite 3800 Chicago, IL 60602
	15.	Eagle River Investments LLC (Washington limited liability company)
2300 Carillon Point Kirkland, WA 98033-7353
	16.	Nextel WIP Corp. (Delaware corporation)
2001 Edmund Halley Drive Reston, VA 20191
	17.	David Aas (US citizen)
	18.	John Chapple (US citizen)
	19.	Mark Fanning (US citizen)
	20.	Perry Satterlee (US citizen)
	21.	David Thaler (US citizen)
	22.	John Thompson (US citizen)
4500 Carillon Point Kirkland, WA 98033
	23.	Janet Thompson (US Citizen)
c/o Allison Yeager Laird Norton Trust Company 801 Second Ave., Suite 1600 Seattle WA 98104-1564
(d)	Title of class of securities: Class A Common Stock
(e)	CUSIP number: 65333F107
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership
(a)—(c).	Amount beneficially owned, percent of class and voting/dispositive power.

The Reporting Person has, as of December 31, 2001, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the number of shares of Class A Common Stock as described below.

CUSIP No. 65333F107	Schedule 13G	Page 5 of 7 Pages
The Reporting Person has the sole power to vote and dispose of 13,076,376 shares of Class A Common Stock, or 7.9% of the Class A Common Stock.

The Reporting Person may be deemed to have the shared power to vote an aggregate of 136,359,948 shares of Class A Common Stock or 55.74% of the outstanding shares of Class A Common Stock. (This includes 79,056,228 shares of Class B Common Stock of NPI ("Class B Common Stock") as described in footnote 3 below.) The Reporting Person may be deemed to have the shared power to dispose of 164,896,249 shares of Class A Common Stock or 67.41% of the outstanding shares of Class A Common Stock. (This includes 79,056,228 shares of Class B Common Stock as described in footnote 3 below.) The Reporting Person disclaims beneficial ownership of all shares of which it may be deemed to have shared power to vote or dispose.

Although the Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock or Class B Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations there under, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have beneficial ownership of 177,972,625 shares of Class A Common Stock, including 79,056,228 shares of Class B Common Stock (as described in footnote 3 below), the aggregate number of shares of Common Stock which are subject to the terms of the Stockholders Agreement, representing 72.76% of the outstanding Class A Common Stock as determined pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

The Non-Reporting Persons, as of December 31, 2001, may be deemed to have shared power to direct the disposition of an aggregate of 164,896,249 shares, or 67.41% of the outstanding shares of the Class A Common Stock. (This includes 79,056,228 shares of Class B Common Stock as described in footnote 3 below.) The Non-DLJ entities may be deemed to have shared power to vote an aggregate of 136,359,948 shares, or 55.74% of the outstanding shares of Class A Common Stock. (This includes 79,056,228 shares of Class B Common Stock as described in footnote 3 below.) The DLJ entities may be deemed to have shared power to vote an aggregate of 28,536,301 shares, or 17.24% of the outstanding shares of Class A Common Stock. The beneficial ownership of the Reporting Person and, based on information provided by the Non-Reporting Persons, the beneficial ownership of each Non-Reporting Person as of December 31, 2001 is as follows:

Beneficial Ownership as of December 31, 2001:

	Common Stock	Percent of Class(1)
DLJ Merchant Banking Partners II, L.P.	17,973,750	10.9%
DLJ Merchant Banking Partners II-A, L.P.	715,800	(2)
DLJ Offshore Partners II, C.V.	883,854	(2)
DLJ Millenium Partners, L.P.	290,616	(2)
DLJ Millenium Partners-A, L.P.	56,676	(2)
DLJ Diversified Partners, L.P.	1,050,822	(2)
DLJ Diversified Partners-A, L.P.	390,246	(2)
DLJMB Funding II, Inc.	2,840,980	1.7%
UK Investment Plan 1997 Partners	400,764	(2)
DLJ First ESC, L.P.	34,590	(2)
DLJ ESC II, L.P.	3,814,334	2.3%
DLJ EAB Partners, L.P.	80,700	(2)

(1)
Based on 165,562,642 shares of Class A Common Stock outstanding as of December 31, 2001, as provided by Nextel Partners, Inc. to other Non-Reporting Persons.

(2)
Less than 1%.

CUSIP No. 65333F107	Schedule 13G	Page 6 of 7 Pages
	Common Stock	Percent of Class(1)
Credit Suisse First Boston	3,169	(2)
Motorola, Inc.	13,076,376	5.4%
Madison Dearborn Capital Ptrs II, LP	27,218,904	16.4%
Eagle River Investments LLC	19,500,012	11.8%
Nextel WIP Corp.(3)	79,056,228	32.3%
David Aas	1,128,425	(2)
John Chapple(4)	3,551,024	2.1%
Mark Fanning	981,481	(2)
Perry Satterlee	1,105,876	(2)
David Thaler	1,310,667	(2)
John Thompson(4)	1,842,381	1.1%
Janet Thompson	789,950	(2)
TOTAL(5)	177,972,625	72.8%
Item 5.	Ownership of five percent or less of a class:
Not Applicable
Item 6.	Ownership of more than five percent on behalf of another person:
See Item 4
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
Not Applicable
Item 8.	Identification and classification of members of the group:
Not Applicable
Item 9.	Notices of dissolution of group:
Not Applicable

(3)
Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock, which is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than NCI, a majority-owned NCI subsidiary or a person or entity controlling NCI. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote. Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the shares of Class B Common Stock are deemed to be outstanding shares of Class A Common Stock for purposes of computing the percentage of Class A Common Stock beneficially owned by Nextel WIP Corp. and of the Reporting Person and Non-Reporting Persons, as a group.

(4)
Based on information provided by other Non-Reporting Shareholders, this includes 125,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.

(5)
Determined pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

CUSIP No. 65333F107	Schedule 13G	Page 7 of 7 Pages

Item 10.    Certification:

                  Not Applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002	MOTOROLA, INC.
	By:	/s/ Carol H. Forsyte
	Name:	Carol H. Forsyte
	Title:	Vice President, Corporate and Securities, Law Department

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